Industry Canada	Industrie Canada	ELECTRONIC TRANSACTION	RAPPORT DE LA TRANSACTION
		REPORT	ÉLECTRONIQUE
Canada Business	Loi canadienne sur les
Corporations Act	sociétés par actions	ARTICLES OF AMENDMENT CLAUSES MODIFICATRICES
		(SECTIONS 27 OR 177)	(ARTICLES 27 OU 177)

Processing Type - Mode de traitement:		E-Commerce/Commerce-É
1. Name of Corporation - Dénomination de la société		2.	Corporation No. - N° de la société

FORBES MEDI-TECH INC.			388768-5

3.	The articles of the above-named corporation are amended as follows:

Les statuts de la société mentionnée ci-dessus sont modifiés de la façon suivante:

The following is added to the end of Schedule “A” to the Articles of Continuance, as amended by Articles of Amendment dated December 22, 2003:

PART B - DESIGNATION OF SERIES B CONVERTIBLE PREFERRED SHARES

The second series of the Preferred Shares of the Corporation are designated the Series B Convertible Preferred Shares and shall have attached thereto the following rights, privileges, restrictions and conditions:

1.	NUMBER IN SERIES AND BASIC RIGHTS

1.1	Number

Of the total number of Preferred Shares of the Corporation without par value which are authorized to be issued, six thousand (6,000) are hereby designated the Series B Convertible Preferred Shares.

1.2 Redemption and Conversion

The Series B Convertible Preferred Shares will be redeemable for cash and convertible into Common Shares at the option of the Corporation or the holder in accordance with these Articles.

1.3 No Dividends

None of the Series B Convertible Preferred Shares shall be entitled to receive any dividends.

1.4 No Voting Rights

Holders of Series B Convertible Preferred Shares shall have no voting rights, except as required by law, including but not limited to the Canada Business Corporations Act, and as expressly provided in these Articles.

1.5 No Transfer

Series B Convertible Preferred Shares may be assigned, sold, transferred or otherwise disposed of without the prior written consent of the Corporation, provided that such assignment, sale, pledge or disposition is in compliance with applicable securities laws and provided further that no such assignment, sale, transfer or other disposition shall be permitted unless (a) at least 500 Series B Convertible Preferred Shares are assigned, sold, transferred or otherwise disposed of to a single transferee pursuant to such transaction and (b) such assignment, sale, transfer or other disposition occurs no earlier than four months and one day following the Closing Date unless permitted earlier by applicable law. The Corpor ation shall not be required to issue new Preferred Share Certificates to a new holder following any transfer completed pursuant to the preceding sentence to the extent that such issuance would violate any applicable securities laws.

1.6 No Redemption of, or Dividends on, Other Common or Preferred Shares

Unless all of the Series B Convertible Preferred Shares have been converted or redeemed as provided herein, the Corporation shall not, directly or indirectly, redeem, or declare or pay any cash dividend or distribution on, its Common Shares or Preferred Shares without the prior express written consent of each holder of Series B Convertible Preferred Shares then outstanding.

1.7 Acts Contrary to Law

Nothing contained in this Part B shall require the Corporation, its directors, officers, employees or shareholders, to take any action, including without limitation, make any payment, which, in the written opinion of the Corporation’s legal counsel, would result in a breach of applicable law, including without limitation, the Canada Business Corporations Act or regulations promulgated thereunder. In the event the Corporation determines that taking an action or making a payment would violate applicable law, the Corporation shall deliver to each holder of Series B Convertible Preferred Shares a copy of the written opinion of the Corporation’s legal counsel confirming that such action or payment would result in a breach of applicable law. If the taking of any such action would result in such a breach, then the Corporation shall take such action or make such payment to the maximum extent permitted by applicable law but shall be relieved of its obligation to take such action or make such payment (including any obligation to pay any penalties, interest or damages in consequence thereof) to the extent such action or payment would violate applicable law only until such time as the taking of such action or making of such payment, as applicable, by the Corporation would not violate applicable law. The inability of the Corporation to make a payment due to a violation of applicable law shall not prevent any holder of Series B Convertible Preferred Shares from making a claim against the Corporation for such amount in any bankruptcy or similar proceeding.

2.	INTERPRETATION

2.1	Certain Defined Terms.

For purposes of this Part B of these Articles, the following terms shall have the following meanings:

“Allowable Grace Period” means, at any time after the Registration Statement has been declared effective by the SEC, a Grace Period which does not exceed (A) five (5) consecutive days or (B) an aggregate of twenty (20) days during any 365 day period; provided that if the first day of any Grace Period is not at least two (2) Business Days after the last day of any prior Grace Period, such Grace Periods shall be considered consecutive and subject to clause (A) above.

“Applicable Percentage” has the meaning set forth in section 9.1.

“Applicable Price” has the meaning set forth in section 7.1.

“Approved Stock Plan” means any stock option or other incentive plan which has been approved by the Board of Directors of the Corporation, pursuant to which the Corporation’s securities may be issued to employees, officers, consultants, advisors or directors of the Corporation.

“Available Shares” has the meaning set forth in section 9.4.

“Available Shares Conversion Date” has the meaning set forth in section 9.4.

“Bankruptcy Event” means any of the following events:

(a) the Corporation or any of its subsidiaries commences a case or other proceeding under any bankruptcy, reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction relating to the Corporation or any of its subsidiaries;

(b) there is commenced against the Corporation or any of its subsidiaries any such case or proceeding that is not dismissed within 60 days after commencem ent;

(c) the Corporation or any of its subsidiaries is adjudicated insolvent or bankrupt or any order of relief or other order approving any such case or proceeding is entered;

(d) the Corporation or any of its subsidiaries suffers any appointment of any custodian or the like for it or any substantial part of its property that is not discharged or stayed within 60 days;

(e)	the Corporation or any of its subsidiaries makes a general assignment for the benefit of creditors;

(f)	the Corporation or any of its subsidiaries calls a meeting of its creditors with a view of arranging a composition, adjustment or restructuring of its debts; or

(g) the Corporation or any of its subsidiaries, by any act or failure to act, expressly indicates its consent to, approval of or acquiescence in any of the foregoing or takes any corporate or other action for the purpose of effecting any of the foregoing.

“Bloomberg” means Bloomberg Financial Markets.

“Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed.

“Change of Control” means:

(a) the consolidation, merger, amalgamation or other business combination of the Corporation with or into another Person (other than (A) a consolidation, merger, amalgamation or other business combination in which holders of the Corporation’s voting power immediately prior to the transaction continue after the transaction to hold, directly or indirectly, the voting power of the surviving entity or entities necessary to elect a majority of the members of the Board of Directors (or their equivalent if other than a corporation) of such entity or entities, or (B) pursuant to a continuance effected solely for the purpose of changing the jurisdiction of incorporation of the Corporation),

(b)	the sale or transfer of all or substantially all of the Corporation’s assets,

(c)	the acquisition by any Person, directly or indirectly, of the beneficial ownership (determined under

Rule 13d-3 of the regulations promulgated by the SEC under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of securities issued by the Corporation having forty percent (40%) or more of the voting power of all of the voting securities issued by the Corporation in the election of directors at a meeting of the holders of voting securities to be held for such purpose, or

(d) a majority of the directors elected at any meeting of the holders of voting securities of the Corporation are persons who were not nominated for such election by the Corporation’s Board of Directors or a duly constituted committee of the Board of Directors having authority in such matters.

“Closing Date” means the Business Day when the separate transactions contemplated by the separate Securities Purchase Agreements have been consummated.

“Closing Sale Price” means, for any security as of any date, the last closing trade price for such security on the NASDAQ National Market as reported by Bloomberg, or if the NASDAQ National Market begins to operate on an extended hours basis, and does not designate the closing trade price, then the last trade price at 4:00:00 p.m., New York City Time, as reported by Bloomberg, or if the foregoing do not apply, the last closing trade price of such security on The Toronto Stock Exchange (as such price is adjusted to United States dollars) as reported by Stockwatch Canada, or if the foregoing does not apply, the last closing trade price in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or, if no last closing trade price is reported for such security by Bloomberg, the last closing ask price of such security as reported by Bloomberg, or, if no last closing ask price is reported for such security by Bloomberg, the average of the highest bid price and the lowest ask price of any market makers for such sec urity as reported in the “pink sheets” by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.). If the Closing Sale Price cannot be calculated for such security on such date on any of the foregoing bases, with respect to a holder of Series B Convertible Preferred Shares, the Closing Sale Price of such security on such date shall be the fair market value as mutually determined by the Corporation and such holder of Series B Convertible Preferred Shares. If the Corporation and such holder of Series B Convertible Preferred Shares are unable to agree upon the fair market value of the Common Shares, then such dispute shall be resolved pursuant to Section 4.3 below with the term “Closing Sale Price” being substituted for the term “Conversion Price.” All such determinations shall be appropriately adjusted for any stock dividend, stock split or other similar transaction during such period.

“Common Shares” means common shares in the capital of the Company.

“Conditions to Conversion” means the following conditions to be met as of both the Corporation’s Election Conversion Date and the Conversion Date in the case of a conversion by the Corporation pursuant to section 3.2, and as of both the Maturity Election Notice Date and the Maturity Date in the case of a Maturity Date Mandatory Conversion pursuant to section 3.4:

(a) either (x) the Registration Statement shall be effective and available for the resale of all of the Registrable Securities in accordance with the terms of the Registration Rights Agreements and there shall not then be a Grace Period or (y) all Common Shares issuable upon conversion of the Series B Convertible Preferred Shares and exercise of the Warrants shall be eligible for sale without restriction and without the need for registration under any applicable federal or state securities laws;

(b) the Common Shares are designated for quotation on the Principal Market and shall not have then been suspended from trading on such exchange or market nor shall delisting or suspension by such exchange or market have been threatened or pending either (A) in writing by such exchange or market or (B) by falling below the minimum listing maintenance requirements of such exchange or market;

(c)	the Corporation shall have made all payments then due pursuant to any of the Transaction Documents;

(d)	there shall not have occurred either (A) the public announcement of a pending, proposed or intended

Change of Control which has not been abandoned, terminated or consummated or (B) a Triggering Event;

(e) the Corporation shall have no knowledge of any material breach by it of any of the Transaction

Documents (including any material breach of any representations, warranties or covenants) which has not been cured or waived;

(f) any applicable Common Shares to be issued on the conversion of the Series B Convertible Preferred Shares may be issued in full without violating the rules or regulations of the Principal Market or Toronto Stock Exchange; and

(g) the Corporation shall have no knowledge of any fact that would cause (x) the Registration Statement not to be effective and available for the resale of at least all of the Registrable Securities in accordance with the terms of the Registration Rights Agreements or (y) any Common Shares issuable upon conversion of the Series B Convertible Preferred Shares and Common Shares issuable upon exercise of the Warrants not to be eligible for sale without restriction pursuant to Rule 144(k) of the Securities Act of 1933, as amended, and any other applicable securities laws.

“Conversion Amount” means the Stated Value.

“Conversion Date” has the meaning set forth in section 4.2. “Conversion Failure” has the meaning set forth in section 4.5. “Conversion Notice” has the meaning set forth in section 4.1.

“Conversion Price” means $1.65, subject to adjustment as provided herein.

“Conversion Rate” has the meaning set forth in section 3.3.

“Conversion Shares” means, collectively, the Common Shares into which the Series B Convertible Preferred Shares are convertible in accordance with the terms hereof.

“Convertible Securities” means any stock or securities (other than Options) directly or indirectly convertible into or exchangeable or exercisable for Common Shares.

“Corporation’s Conversion Election Notice Date” has the meaning set forth in section 5.1. “Corporation’s Election Conversion Date” has the meaning set forth in section 5.1. “Exchange Cap” has the meaning set forth in section 9.5.

“Excluded Securities” means Common Shares issued or deemed to be issued in accordance with Section 7.1 hereof by the Corporation:

(a) in connection with an Approved Stock Plan or the Corporation’s Amended and Restated Shareholder Rights Plan Agreement, dated as of April 28, 2003;

(b) in connection with the bona fide acquisition of an entity which is not an affiliate of the Corporation or any of its affiliates provided that such acquisition has been approved by the Corporation’s Board of Directors and is not primarily for the purpose of raising working capital and the issuance or deemed issuance of Common Shares is primarily for purposes either to enable such acquisition or to provide capital to the acquired entity or its business (which may include some general working capital to the Corporation as well), and is not primarily for the purpose of raising working capital generally for the Corporation or for a purpose not related to the acquisition;

(c)	upon conversion of the Series B Convertible Preferred Shares;

(d)	upon exercise of the Warrants;

(e)	to the University of British Columbia pursuant to that certain License Agreement effective September 15, 1999; and

(f) issued upon exercise of Options or Convertible Securities which are outstanding on the date immediately preceding the Closing Date, provided that such issuance of Common Shares upon exercise of such Options or Convertible Secur ities is made pursuant to the terms of such Options or Convertible Securities in effect on the date immediately preceding the Closing Date and such Options or Convertible Securities are not amended after the date immediately preceding the Closing Date.

“Grace Periods” means, at any time after the Registration Statement has been declared effective by the SEC, that period of time during which the Corporation may delay the disclosure of material, non-public information concerning the Corporation the disclosure of which at the time is not, in the good faith opinion of the Board of Directors of the Corporation and its counsel, in the best interest of the Corporation and, in the opinion of counsel to the Corporation, otherwise required.

“Holder’s Group” has the meaning set forth in section 9.1.

“Liquidation Funds” has the meaning set forth in section 10.2.

“Mandatory Conversion Shares” has the meaning set forth in section 6.1.

“Maturity Allocation Percentage” has the meaning set forth in section 6.1.

“Maturity Conversion Price” means (A) 0.90 multiplied by (B) VWAP for the thirty (30) Business Days immediately preceding the Maturity Date.

“Maturity Date” means the third anniversary of the Closing Date or if such date falls on a day which is not a Business Day or is a day on which commercial banks in the City of Vancouver, B.C. are authorized or required by law to remain closed, then “Maturity Date” shall mean the first day following the third anniversary of the Closing Date which is a Business Day and which is not a day on which commercial banks in the City of Vancouver, B.C. are authorized or required by law to remain closed.

“Maturity Date Election Notice” has the meaning set forth in section 6.1. “Maturity Date Election Notice Date” has the meaning set forth in section 6.1. “Maturity Date Mandatory Conversion” has the meaning set forth in section 3.4 “Maturity Date Mandatory Redemption” has the meaning set forth in section 3.4. “New Securities Issuance Price” has the meaning set forth in section 7.1. “Notice of Redemption Upon Change of Control” has the meaning set forth in section 8.1. “Notice of Triggering Event” has the meaning set forth in section 8.3.

“Notice of Redemption Upon Triggering Event” has the meaning set forth in section 8.3.

“Options” means any rights, warrants or options to subscribe for or purchase Common Shares or Convertible Securities.

“Organic Change” has the meaning set forth in section 7.5.

“Overage” has the meaning set forth in section 9.3.

“Overage Certificate” has the meaning set forth in section 9.3.

“Pari Passu Shares” has the meaning set forth in section 10.2.

“Part B” means the portion of these Articles headed “Part B – Designation of Series B Convertible Preferred Shares” which commences with such heading and ends with Exhibit B1.

“Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof.

“Preferred Share Certificates” has the meaning set forth in section 4.2.

“Principal Market” means NASDAQ National Market.

“Reduction Notice” has the meaning set forth in section 9.4.

“Registrable Securities” means, collectively, the Registrable Securities as defined in each Registration Rights Agreement.

“Registration Rights Agreement” means each registration rights agreement between the Corporation and each of the initial holders of the Series B Convertible Preferred Shares relating to the filing of a registration statement covering the resale of the Common Shares issuable upon conversion of such holder’s Series B Convertible Preferred Shares and exercise of the Warrants issued to such holder in connection with the Series B Convertible Preferred Shares.

“Registration Rights Agreements” means, collectively, each separate Registration Rights Agreement.

“Registration Statement” means the re gistration statement that meets the requirements of the separate

Registration Rights Agreements and registers the resale of all Registrable Securities by the holders thereof, who shall be named as a “selling stockholder” thereunder, all as provided in the separate Registration Rights Agreements.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Purchase Agreement” means each securities purchase agreement between the Corporation and each of the initial holders of the Series B Convertible Preferred Shares pursuant to which such initial holder purchased its Series B Convertible Preferred Shares.

“Securities Purchase Agreements” means, collectively, each separate Securities Purchase Agreement.

“Share Delivery Date” has the meaning set forth in section 4.2.

“Stated Value” means $1,000 USD.

“Transaction Documents” means, as to any particular Series B Convertible Preferred Share, these Articles, the Securities Purchase Agreement pursuant to which such Series B Convertible Preferred Share was purchased from the Corporation, the Registration Rights Agreement covering such Series B Convertible Preferred Share and the Warrants issued to the initial holder of such Series B Convertible Preferred Share.

“Transfer Agent” means the registrar and transfer agent for the Series B Convertible Preferred Shares as appointed by the Corporation from time to time.

“Triggering Event” shall mean any of the following events:

(a) the suspension from trading or failure of the Common Shares to be listed on the Principal Market for a period of five (5) consecutive trading days or for more than an aggregate of twenty (20) trading days in any 365-day period; provided that (i) any days during which the Common Shares are suspended from trading due to the decision of the Principal Market’s governing body to suspend trading of all of the companies listed on the Principal Market or (ii) any days during which the Common Shares are suspended from trading or f ail to be listed on the Principal Market solely due to the mistake or error of the Principal Market, in each case, shall not be counted in determining such five (5) consecutive trading days or twenty (20) aggregate trading days;

(b) the Corporation’s notice or the Transfer Agent’s notice, at the Corporation’s direction, to any holder of Series B Convertible Preferred Shares, including by way of public announcement, at any time, of its intention not to comply, as required, with a request for conversion of any Series B Convertible Preferred Shares into Common Shares that is tendered in accordance with the provisions of these Articles;

(c)	a Conversion Failure;

(d)	the Corporation shall fail for any reason to pay in full the amount of cash due to a holder pursuant to such holder’s Securities Purchase Agreement as damages in the event that a share certificate for Common Shares issuable to such holder upon conversion of all or any portion of the holder’s Series B Preferred Shares is not delivered or credited to such holder pursuant to section 4.2 on or before the Share Delivery Date;

(e) the Corporation shall fail to have available a sufficient number of authorized and unreserved Common Shares to issue to such holder of Series B Convertible Preferred Shares upon a conversion hereunder;

(f) the Corporation shall redeem more than a de minimis number of securities which are junior in rank to the Series B Convertible Preferred Shares as to payments of Liquidation Funds (as defined herein); or

(g) unless otherwise provided under clause (a) through (f) above, solely with respect to any particular

Series B Convertible Preferred Share, the Corporation breaches any representation, warranty, covenant or other term or condition of any of the Transaction Documents relating to such Series B Convertible Preferred Share, except to the extent that such breach would not have a material adverse effect on the prospects, condition (financial or other), business, operations , assets, liabilities, or results of operations of the Corporation and its subsidiaries, taken as a whole.

“USD” means United States Dollars.

“Void Optional Redemption Notice” has the meaning set forth in section 8.5

“Warrant Shares” means the Common Shares issuable upon exercise of the Warrants.

“Warrants” means the warrants to purchase Common Shares issued by the Corporation pursuant to the Securities Purchase Agreements or to an agent of the Corporation in connection with the closing of the transactions contemplated by the Securities Purchase Agreements.

“VWAP” means, for any security as of any date, the United States dollar volume-weighted average price for such security on the NASDAQ National Market on such date, as reported by Bloomberg through its “Volume at Price” function or, if the foregoing does not apply, the dollar volume-weighted average price of such security on The Toronto Stock Exchange for such security on such date, as reported by Stockwatch Canada (as such price is adjusted to United States dollars), or if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security on such date, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such date, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in the “pink sheets” by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.). If the VWAP cannot be calculated for such security on such date on any of the foregoing bases, with respect to a holder of Series B Convertible Preferred Shares, the VWAP of such security on such date shall be the fair market value as mutually determined by the Corporation and such holder of Series B Convertible Preferred Shares. If the Corporation and such holder of Series B Convertible Preferred S hares are unable to agree upon the fair market value of the Common Shares, then such dispute shall be resolved pursuant to Section 4.3 with the term “VWAP” being substituted for the term “Conversion Price.” All such determinations shall be appropriately adjusted for any stock dividend, stock split or other similar transaction during such period.

2.2 Other Terms

Capitalized terms not defined in this Section 2.1 shall have the meanings ascribed to such terms elsewhere in this Part B.

2.3 Section References

Any reference to a particular section in Part B of these Articles is a reference to a section in such Part B, and not to any other provision in the Articles of Continuance of the Corporation.

2.4 Headings

Section headings are not to be considered part of these Articles, are included solely for convenience, are not intended to be full or accurate descriptions of the contents thereof and shall not affect the construction or interpretation of these Articles.

2.5 Gender, Singular and Plural

In this Part B, any reference to gender includes both genders and the body corporate, any reference to the body corporate includes both genders, and the singular includes the plural and vice versa.

2.6 Currency and adjustment to United States Dollars

All references to money amounts in this Part B shall be to U.S. currency unless otherwise specified. Any prices reported in Canadian dollars on a particular date shall be converted to United States dollars at the “cash” conversion rate for such currencies in effect at 4:00:00 p.m., New York City Time on such date, as reported by Bloomberg.

2.7 Construction

Part B of these Articles shall be deemed to be jointly drafted by the Corporation and all purchasers under the Securities Purchase Agreements and shall not be construed against any person as the drafter hereof.

3.	CONVERSION AND REDEMPTION

3.1	Right of Holder to Convert

Subject to the provisions of Section 9, at any time or times on or after the Closin g Date, any holder of Series B Convertible Preferred Shares shall be entitled to convert any whole or fractional number of such holder’s Series B Convertible Preferred Shares into fully paid and non-assessable Common Shares of the Corporation in accordance with Section 4 at the then applicable Conversion Rate.

3.2 Right of Corporation to Convert

On or after the date on which the Registration Statement has been declared effective, the Corporation shall have the right, in its sole discretion, to require that all of the outstanding Series B Convertible Preferred Shares be converted into fully paid and non-assessable Common Shares of the Corporation in accordance with Section 5 at the then applicable Conversion Rate; provided that

(a) all of the Conditions to Conversion are satisfied or waived by a holder of Series B Convertible

Preferred Shares as to the Corporation’s election to require conversion of such holder’s Series B Convertible Preferred Shares; and

(b) on each trading day during the period beginning twenty trading days prior to the Corporation’s

Conversion Election Notice Date and ending on the trading day before the Corporation’s Conversion Election Notice Date the VWAP of the Common Shares is at or above 200% of the then applicable Conversion Price, and the average daily value (on a trading day basis) of all trades of the Common Shares on the Principal Market and the Toronto Stock Exchange made during such twenty trading days is at least $300,000 (calculated by dividing the total value of all trades of the Common Shares made on the Principal Market and the Toronto Stock Exchange during such twenty trading days by twenty).

3.3 Conversion Rate.

The number of Common Shares issuable at any time upon conversion of each Series B Convertible Preferred Share pursuant to Section 3.1 or 3.2 shall be determined according to the following formula (the “Conversion Rate”): (i) Conversion Amount divided by (ii) Conversion Price in effect at such time.

3.4 Mandatory Redemption or Conversion at Maturity

As more specifically set forth in Section 6, if any Series B Convertible Preferred Share remains outstanding on the Maturity Date, the Corporation shall either (I) convert such Series B Convertible Preferred Share into such number of Common Shares as equals (X) the Conversion Amount divided by (Y) the Maturity Conversion Price, without the holder of such Series B Convertible Preferred Share being required to give a Conversion Notice on such Maturity Date (a “Maturity Date Mandatory Conversion”), or (II) redeem such Series B Convertible Preferred Share for an amount in cash per Series B Convertible Preferred Share equal to the Stated Value (a “Maturity Date Mandatory Redemption”).

3.5 No Fractional Common Shares

The Corporation shall not issue any fraction of a Common Share upon any conversion. All Common Shares (including fractions thereof) issuable upon conversion of more than one Series B Convertible Preferred Share by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of a fraction of a Common Share. If, after the aforementioned aggregation, the issuance would result in the issuance of a fraction of a Common Share, the Corporation shall either: (i) round such fraction of a Common Share up to the nearest whole share or (ii) pay the holder of such fraction of a Common Share the cash value of such factional share based upon the VWAP for the immediately preceding Business Day.

3.6 Taxes

The Corporation shall pay any and all documentary, stamp, transfer (but only in respect of the registered holder thereof) and other similar taxes that may be payable with respect to the issuance and delivery of Common Shares upon the conversion of Series B Convertible Preferred Shares.

3.7 Limitations on Conversion.

Notwithstanding anything contained in this Part B, any conversion of the Series B Convertible Preferred Shares shall be subject, in all respects, to the limitations set forth in Section 9.

3.8 Conversion during Bankruptcy Event.

The Corporation shall honor any conversion of Series B Convertible Preferred Shares under Sections 3.1, 3.2, or 3.4 nothwithstanding the occurrence of any Bankruptcy Event.

4.	MECHANICS OF CONVERSION BY HOLDER.

4.1	Holder’s Conversion Notice.

To convert Series B Convertible Preferred Shares into Common Shares, the holder thereof shall transmit by facsimile (or otherwise deliver) to the Corporation a copy of a properly completed notice of conversion executed by the registered holder of the Series B Convertible Preferred Shares subject to such conversion in the form attached hereto as Exhibit I (the “Conversion Notice”).

4.2 Corporation’s Response, Issuance of Common Shares and Issuance of Certificate for Remaining Series B Convertible Preferred Shares.

Upon receipt by the Corporation of a copy of a Conversion Notice, the Corporation shall (I) as soon as practicable, send, via facsimile, a confirmation of receipt of such Conversion Notice to such holder and the Corporation’s Transfer Agent, which confirmation shall constitute an instruction to the Transfer Agent to process such Conversion Notice in accordance with the terms herein and (II) on or before the specific Share Delivery Date specified for such holder in such holder’s Securities Purchase Agreement (the “Share Delivery Date”), (A) issue and deliver to the address as specified in the Conversion Notice, a certificate, registered in the name of the holder or its designee, for the number of Common Shares to which the holder shall be entitled, or (B) provided the Transfer Agent is participating in the DTC Fast Automated Securities Transfer Program and the Common Shares are eligible, upon the request of the holder, credit such aggregate number of Common Shares to which the holder shall be entitled to the holder’s or its designee’s balance account with DTC through its Deposit Withdrawal Agent Commis sion system. The date of conversion (the “Conversion Date”) of the Series B Convertible Preferred Shares being converted pursuant to the Conversion Notice shall be the date of issuance of the related Conversion Shares as stated in the Corporation’s register of common shares kept by the Transfer Agent, which date will be the date of issuance electronically or as indicated on any share certificate therefor, or, if any or all of the Conversion Shares are not then issuable to the holder due to the application of section 9.1, then the Conversion Date shall be the date the related Conversion Shares would have been so issued had such section not applied. If the number of Series B Convertible Preferred Shares represented by the original certificates (the “Preferred Share Certificates”) representing the Series B Convertible Preferred Shares being converted is greater than the number of Series B Convertible Preferred Shares being converted, then the Corporation shall, as soon as practicable and in no event later than the Share Delivery Date and at its own expense, issue and deliver to the holder a new Preferred Share Certificate representing the number of Series B Convertible Preferred Shares not converted.

4.3 Dispute Resolution.

In the event any holder of Series B Convertible Preferred Shares disputes the determination of the Conversion Price or arithmetic calculation of the Conversion Rate within ten (10) Business Days of receipt of such determination or arithmetic calculation from the Corporation, the Corporation shall, if it has not already done so, forthwith instruct the Transfer Agent to issue certificates for that number of Common Shares which are not in dispute and are then issuable, if any, and within two (2) Business Days of receipt of such holder’s notice of disputed determination or arithmetic calculation, submit via facsimile (A) the disputed determination of the Conversion Price to an independent, reputable investment bank selected by the Corporation o r (B) the disputed arithmetic calculation of the Conversion Rate to the Corporation’s independent, outside accountant.

The Corporation shall cause, at the Corporation’s expense, the investment bank or the accountant, as the case may be, to perform the determinations or calculations and notify the Corporation and the holders of Series B Convertible Preferred Shares of the results no later than five (5) Business Days from the time it receives the disputed determinations or calculations. The Corporation shall instruct such investment bank or accountant to deliver a written opinion of such determination or calculation, as the case may be, addressed to any holder of Series B Convertible Preferred Shares who requests such an opinion. Such investment bank’s or accountant’s determination or calculation, as the case may be, shall be binding upon the Corporation and all holders of Series B Convertible Preferred Shares absent manifest error.

4.4 Record Holder.

The Person or Persons entitled to receive the Common Shares issuable upon a conversion of Series B Convertible Preferred Shares shall be treated for all purposes as the record holder or holders of such Common Shares on the Conversion Date.

4.5 Conversion Failure

If for any reason a holder has not received all of the Common Shares to which such holder is entitled prior to the tenth (10th) Business Day after receipt by the Corporation of written notice (a “Failure Notice”) from such holder (whether by facsimile or otherwise) of such failure to convert Series B Convertible Preferred Shares (a “Conversion Failure”), then the holder, upon written notice to the Corporation may void its Conversion Notice with respect to, and have returned, any Series B Convertible Preferred Shares that have not been converted pursuant to such holder’s Conversion Notice; provided that the voiding of a holder’s Conversion Notice shall not effect the Corporation’s obligations to make any payments which have accrued prior to the date of such notice pursuant to such holder’s Securities Purchase Agreement or otherwise.

5.	MECHANICS OF CONVERSION BY CORPORATION

5.1	Conversion Election Notice

If the VWAP of the Common Shares is at or above 200% of the then applicable Conversion Price for a period of twenty (20) consecutive trading days and the Corporation determines to require that all of the outstanding Series B Convertible Preferred Shares be converted into Common Shares of the Corporation at the Conversion Rate, the Corporation shall provide each holder of Series B Convertible Preferred Shares written notice by facsimile and overnight courier, which notice shall contain a certification by the Corporation as to the number of outstanding Common Shares as of such date, together with a form of Transmittal Letter for completion and return by the holder. The business day following the date on which such notice and form of Transmittal Letter are first sent by facsimile is referred to herein as the “Corporation’s Conversion Election Notice Date”, which date shall be specified as such in such notice. The Corporation’s notice shall indicate the date selected by the Corporation for conversion (the “Corporation’s Election Conversion Date”), which date shall be two (2) Business Days after the Corporation’s Conversion Election Notice Date.

5.2 Automatic Conversion on the Corporation’s Election Conversion Date

Subject to the satisfaction of all of the Conditions to Conversion, on the Corporation’s Election Conversion Date, all Series B Convertible Preferred Shares shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its Transfer Agent, provided, however, that notwithstanding the fact that each holder of Series B Convertible Preferred Shares shall be considered a holder of Common Shares, the Corporation shall not be obligated to issue certificates evidencing the Co mmon Shares issuable upon such conversion until the earlier of (i) the certificates evidencing the Series B Convertible Preferred Shares are delivered to the Corporation or the Transfer Agent or (ii) such holder certifies and attests to the Corporation or the Transfer Agent that such certificates have been lost, stolen or destroyed and executes an agreement to indemnify the Corporation from any loss incurred as a result of such lost certificates. Upon the occurrence of any such conversion of any Series B Convertible Preferred Share, the holders of such shares shall surrender the certificates representing such shares at the registered office of the Corporation or any Transfer Agent. Thereupon, there shall be issued and delivered to such holder promptly at such office and in the holder’s name as shown on such surrendered certificate or certificates, a certificate or certificates for the number of Common Shares into which the Series B Convertible Preferred Shares surrendered were convertible on the date on which such conversion occurred.

5.3 Satisfaction of Previous Obligations

Upon delivery of the Corporations’ written notice of conversion effected pursuant to Section 5.1, the Corporation shall simultaneously (i) deliver to each holder any Common Shares then owed to such holder but not yet delivered as a result of a previous conversion of Series B Convertible Preferred Shares or a previous exercise of the Warrants and (ii) pay any and all amounts then owed to such holder but not yet paid by the Corporation pursuant to any of such holder’s Transaction Documents. The Corporation shall not be entitled to convert any Series B Convertible Preferred Shares pursuant to this Section 5 unless it complies with this Section 5.3.

5.4 Right of Holder to Convert Preserved

Notwithstanding the above, any holder of Series B Convertible Preferred Shares may convert such shares (including Series B Convertible Preferred Shares selected for conversion hereunder) into Common Shar es pursuant to Section 3.1 on or prior to the date immediately preceding the Corporation’s Election Conversion Date.

6.	MECHANICS OF MANDATORY REDEMPTION OR CONVERSION AT MATURITY.

6.1	Maturity Date Election Notice

On or prior to the date which is thirty (30) days prior to the Maturity Date, the Corporation shall deliver written notice (a “Maturity Date Election Notice”), to each holder of Series B Convertible Preferred Shares outstanding on such date (the “Maturity Date Election Notice Date”) which Maturity Date Election Notice shall state (x) the number of Series B Convertible Preferred Shares the Corporation has elected to convert on the Maturity Date pursuant to a Maturity Date Mandatory Conversion (the “Mandatory Conversion Shares”), (y) the number of Series B Convertible Preferred Shares the Corporation has elected to redeem on the Maturity Date pursuant to a Maturity Date Mandatory Redemption, and (z) if such Maturity Date Election Notice indicates that the Corporation has elected to convert Series B Convertible Preferred Shares, a certification by the Corporation as to the number of outstanding Common Shares as of such date. If the Corporation has elected more than one of the Maturity Date Mandatory Conversion and Maturity Date Mandatory Redemption with respect to the Maturity Date, then the Corporation shall redeem Series B Convertible Preferred Shares and/or convert Series B Convertible Preferred Shares pro rata from the holders of Series B Convertible Preferred Shares then outstanding (based on the number of Series B Convertible Preferred Shares held by such holder on the Maturity Date relative to the total number of Series B Convertible Preferred Shares held by all holders on the Maturity Date (such relative amount being referred to herein as each such holder’s “Maturity Allocation Percentage”)). If the Corporation fails to deliver to a holder of Series B Convertible Preferred Shares a Maturity Date Election Notice with respect to any outstandin g Series B Convertible Preferred Share at least thirty (30) days prior to the Maturity Date, then the Corporation shall be deemed to have elected a Maturity Date Mandatory Redemption for such Series B Convertible Preferred Share. If the Conditions to Conversion are not met as of the Maturity Date Election Notice Date, the Corporation shall be deemed to have elected a Maturity Date Mandatory Redemption for all outstanding Series B Convertible Preferred Shares. If the Conditions to Conversion are met at the Maturity Date Election Notice Date but are not met at the Maturity Date, then on the Maturity Date, the Corporation shall either redeem the Mandatory Conversion Shares in the same manner and to the same extent as if the Corporation had originally elected to redeem such Mandatory Conversion Shares in its Maturity Date Election Notice, or, if the Corporation does not redeem the Mandatory Conversion Shares in the manner aforesaid, the Corporation shall be deemed to have elected to delay the Maturity Date Mandatory Conversion of such Mandatory Conversion Shares to the first Business Day (x) which is a Business Day; (y) which is not a day on which commercial banks in the City of Vancouver, B.C. are authorized or required by law to remain closed; and (z) on which the Conditions to Conversion are met, and the provisions of section 6.4 shall apply to such conversion, mutatis mutandis.

6.2 Payment upon Mandatory Redemption

If the Corporation elects a Maturity Date Mandatory Redemption, then on the Maturity Date the Corporation shall pay to each holder of Series B Convertible Preferred Shares with respect to which the Corporation has elected a Maturity Date Mandatory Redemption, by wire transfer of immediately available funds to an account designated in writing by such holder, an amount per Series B Convertible Preferred Share selected for redemption pursuant to Section 6.1 equal to the Stated Value, against receipt by the Corporation of the certificates for the Serie s B Convertible Preferred Shares being redeemed and the holder’s wire transfer instructions.

6.3 Failure to Pay upon Mandatory Redemption

If the Corporation elects a Maturity Date Mandatory Redemption and fails to redeem all of the Series B Convertible Preferred Shares selected for redemption which were outstanding on the Maturity Date by payment of the Stated Value for each such Series B Convertible Preferred Share, then in addition to any remedy such holder of Series B Convertible Preferred Shares may have under any of the applicable Transaction Documents, (X) the Stated Value payable in respect of such unredeemed Series B Convertible Preferred Shares shall bear interest at the rate of 18% per annum, until paid in full, and (Y) any holder of such Series B Convertible Preferred Shares shall have the option to require the Corporation to convert any or all of such holder’s Series B Convertible Preferred Shares that the Corporation elected to redeem under this Section 6.3 and for which the Stated Value (together with any interest thereon) has not been paid into (on a per Series B Convertible Preferred Share basis) Common Shares equal to the number which results from dividing the Stated Value (together with any interest thereon) by the lesser of (I) the Conversion Price or (II) the Maturity Conversion Price.

6.4 Date of Mandatory Conversion

If the Corporation has elected a Maturity Date Mandatory Conversion in its Maturity Date Election Notice, then all Series B Convertible Preferred Shares with respect to which the Corporation has elected a Maturity Date Mandatory Conversion which remain outstanding on the Maturity Date shall be converted automatically on such Maturity Date without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its Transfer Agent. As soon as practicable, upon the occurrence of any such conversion of any Series B Convertible Preferred Share, th e holders of such shares shall surrender the certificates representing such shares at the registered office of the Corporation or any Transfer Agent. Thereupon, there shall be issued and delivered to such holder promptly, but in no event more than two (2) Business Days from the later of (i) the Maturity Date and (ii) delivery of the Preferred Share Certificate, at such office and in the holder’s name as shown on such surrendered certificate or certificates, a certificate or certificates for the number of Common Shares into which the Series B Convertible Preferred Shares surrendered were convertible on the date on which such conversion occurred.

6.5 Right of Holder to Convert

Notwithstanding anything to the contrary in this Section 6, any holder of Series B Convertible Preferred Shares may convert such Series B Convertible Preferred Shares (including Series B Convertible Preferred Shares with respect to which the Corporation has elected a Maturity Date Mandatory Conversion or has elected a Maturity Date Mandatory Redemption), but subject to Section 9, into Common Shares pursuant to Section 3.1 on or prior to the date immediately preceding the Maturity Date for such Series B Convertible Preferred Shares. In the event a holder of Series B Convertible Preferred Shares delivers a Conversion Notice to the Corporation after such holder’s receipt of a Maturity Date Election Notice with respect to the Series B Convertible Preferred Shares covered by such Conversion Notice and the Corporation has elected in such Maturity Date Election Notice more than one of the Maturity Date Mandatory Conversion and Maturity Date Mandatory Redemption with respect to such Series B Convertible Preferred Shares, then such number of Series B Convertible Preferred Shares shall be deducted as indicated by such holder in its Conversion Notice first from the number of Series B Convertible Preferred Shares designated by the Corporation as being subject to a Maturity Date Mandatory Conversion in the Maturity Date Election Notice and any remaining Series B Convertible Preferred Shares which the holder has elected to convert shall be deducted from the number of Series B Convertible Preferred Shares designated by the Corporation as being subject to a Maturity Date Mandatory Redemption in such Maturity Date Election Notice.

7.	ADJUSTMENTS AND ANTI-DILUTION

7.1	Adjustment of Conversion Price upon Issuance of Common Shares.

If and whenever on or after the Closing Date, the Corporation issues or sells, or in accordance with this Section 7.1 is deemed to have issued or sold, any Common Shares (including the issuance or sale of Common Shares owned or held by or for the account of the Corporation but excluding Excluded Securities) for a consideration per share (the “New Securities Issuance Price”) less than a price (the “Applicable Price”) equal to the Conversion Price in effect immediately prior to such time, then immediately after such issue or sale, the Conversion Price then in effect shall be reduced to an amount equal to the New Securities Issuance Price. For purposes of determining the adjusted Conversion Price under this Section 7.1, the following shall be applicable:

(a) Issuance of Options. If the Corporation in any manner grants or sells any Options (not including

Excluded Securities) and the lowest price per share for which one Common Share is issuable upon the exercise of any such Option or upon conversion, exchange or exercise of any Convertible Securities issuable upon exercise of any such Option is less than the Applicable Price, then such Common Share shall be deemed to be outstanding and to have been granted, issued and sold by the Corporation at the time of the granting or sale of such Option for such price per share. For purposes of this Section 7.1(a), the “lowest price per share for which one Common Share is issuable upon the exercise of any such Option or upon conversion, exchange or exercise of any Convertible Securities issuab le upon exercise of any such Option” shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Corporation with respect to any one Common Share upon the granting or sale of the Option, upon exercise of the Option and upon conversion, exchange or exercise of any Convertible Security issuable upon exercise of such Option. No further adjustment of the Conversion Price shall be made upon the actual issuance of such Common Shares or of such Convertible Securities upon the exercise of such Options or upon the actual issuance of such Common Shares upon conversion, exchange or exercise of such Convertible Securities.

(b) Issuance of Convertible Securities. If the Corporation in any manner issues or sells any Convertible Securities (not including Excluded Securities) and the lowest price per share for which one Common Share is issuable upon such conversion, exchange or exercise thereof is less than the Applicable Price, then such Common Share shall be deemed to be outstanding and to have been granted, issued and sold by the Corporation at the time of the issuance or sale of such Convertible Securities for such price per share. For the purposes of this Section 7.1(b), the “lowest price per share for which one Common Share is issuable upon such conversion, exchange or exercise” shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Corporation with respect to one Common Share upon the issuance or sale of the Convertible Security and upon the conversion, exchange or exercise of such Convertible Security. No further adjustment of the Conversion Price shall be made upon the actual issuance of such Common Shares upon conversion, exchange or exercise of such Convertible Securities, and if any such issue or sale of such Convertible Securities is made upon exercise of any Options for which adjustment of the Conversion Price had been or are to be made pursuant to other provisions of t his Section 7, no further adjustment of the Conversion Price shall be made by reason of such issue or sale.

(c) Change in Option Price or Rate of Conversion. If (i) the purchase or exercise price provided for in any Options (not including Excluded Securities), (ii) the additional consideration, if any, payable upon the issue, conversion, exchange or exercise of any Convertible Securities (not including Excluded Securities), or (iii) the rate at which any Convertible Securities (not including Excluded Securities) are convertible into or exchangeable or exercisable for Common Shares, in each case, changes at any time, the Conversion Price in effect at the time of such change shall be adjusted to the Conversion Price which would have been in effect at such time had such Options or Convertible Securities provided for such changed purchase price, additional consideration or changed conversion rate, as the case may be, at the time initially granted, issued or sold. For purposes of this Section 7.1(c), if the terms of any Option or Convertible Security that was outstanding as of the date of issuance of the Series B Convertible Preferred Shares are changed in the manner described in the immediately preceding sentence, then such Option or Convertible Security and the Common Shares deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such change. No adjustment shall be made if such adjustment would result in an increase of the Conversion Price then in effect.

(d) Calculation of Consideration Received. In case any Option or Convertible Security is issued in connection with the issue or sale of other securities of the Corporation, together comprising one integrated transaction in which no specific consideration is allocated to such Options or Convertible Securities by the parties thereto, the Options and/or Convertible Securities will be deemed to have been issued for a consideration of $0.01 USD. If any Common Shares are issued or sold or deemed to have been issued or sold for cash, the consideration received therefor will be deemed to be the net amount received by the Corporation therefor. If any Common Shares, Options or Convertible Securities are issued or sold or deemed to have been issued or sold for a consideration other than cash, the amount of the consideration received by the Corporation will be the fair value of such consideration, except where such consideration consists of securities, in which case the amount of consideration received by the Corporation will be the Closing Sale Price of such security on the date of receipt. If any Common Shares, Options or Convertible Securities are issued or deemed issued to the owners of the non-surviving entity in connection with any merger or amalgamation in which the Corporation is the surviving entity, the amount of consideration thereof will be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such Common Shares, Options or Convertible Securities, as the case may be. The fair value of any consideration other than cash or securities will be determined in good faith by the Corporation. The Corporation shall deliver notice of such any determination to each holder of Series B Convertible Preferred Shares within five (5) Business Days of such determination. If any holder of Series B Convertible Preferred Shares provides notice to the Corporation within ten (10) Business Days of being notified by the Corporation of such fair value determination, that such holder disputes such determination, then the Corporation shall, within two (2) Business Days after receipt by the Corporation of the holder’s notice of dispute, submit via facsimile the disputed determination of fair market value to an independent, reputable appraiser. The Corporation shall cause, at the Corporation’s expense, the appraiser to perform the determination of such fair market value and notify the Corporation and the holders of Series B Convertible Preferred Shares of the results no later than five (5) Business Days from the time it receives the disputed determination. The Corporation shall instruct such appraiser to deliver a written opinion of such determination of fair market value addressed to any holder of Series B Convertible Preferred Shares who requests such an opinion. The determination of such appraiser shall be final and binding, absent manifest error, upon the Corporation and all holders of Series B Convertible Preferred Shares.

(e) Record Date. If the Corporation takes a record of the holders of Common Shares for the purpose of entitling them (I) to receive a dividend, grant or other distribution payable in Common Shares, Options or Convertible Securities or (II) to subscribe for or purchase Common Shares, Options or Convertible Securities, then such record date will be deemed to be the date of the issue or sale of the Common Shares deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

7.2 Distribution of Assets other than Common Shares, Options or Convertible Securities.

If the Corporation, at any time while any Series B Convertible Preferred Share is outstanding, distributes to the holders of Common Shares evidences of its indebtedness or other assets (other than dividends or other distributions payable in Common Shares, Options or Convertible Securities, which shall be subject to Section 7.1, but including rights or warrants to subscribe for or purchase any security other than Common Shares, Options or Convertible Securities), then in each such case the Conversion Price shall be adjusted by multiplying such Conversion Price in effect immediately prior to the record date fixed for determination of shareholders entitled to receive such distribution by a fraction of which the denominator shall be the Closing Sale Price determined as of the record date mentioned above, and of which the numerator shall be such Closing Sale Price on such record date less the then per share fair market value at such record date of the portion of such assets or evidence of indebtedness so distributed applicable to one outstanding share of the Common Shares as determined by the Corporation’s Board of Directors in good faith. The adjustments shall be described in a statement provided to the holders of Series B Convertible Preferred Shares detailing the portion of assets or evidences of indebtedness so distributed applicable to one Common Share. Such adjustment shall be made whenever any such distribution is made and shall become effective immediately after the record date mentioned above.

7.3 Adjustment of Conversion Price upon Subdivision or Combination of Common Shares.

If the Corporation at any time subdivides (by any stock split, stock dividend, recapitalization or otherwise) its outstanding Common Shares into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision will be proportionately reduced. If the Corporation at any time combines (by combination, reverse stock split or otherwise) its outstanding Common Shares into a smaller number of shares, the Conversion Price in effect immediately prior to such combination will be proportionately increased.

7.4 Other Events.

If any event occurs with effects similar to those contemplated by this Section 7 but not expressly provided for by such provisions (including, without limitation, the granting of share appreciation rights, phantom share rights or other rights with equity features), then the Corporation’s Board of Directors will make an appropriate adjustment in the Conversion Price so as to protect the rights of the holders of the Series B Convertible Preferred Shares; provided that no such adjustment will increase the Conversion Price as ot herwise determined pursuant to this Section 7 or otherwise adversely affect a holder of Series B Convertible Preferred Shares.

7.5 Reorganization, Reclassification, Consolidation, Merger, Amalgamation or Sale.

Any recapitalization, reorganization, reclassification, consolidation, merger, amalgamation, sale of all or substantially all of the Corporation’s assets to another Person or other transaction which is effected in such a way that holders of Common Shares are entitled to receive (either directly or upon subsequent liquidation) shares, securities or assets with respect to or in exchange for Common Shares is referred to herein as “Organic Change.” The Corporation shall deliver notice of any (i) sale of all or substantially all of the Corporation’s assets to an acquiring Person or (ii) other Organic Change at least ten (10) Business Days prior to the consummation of such transaction, provided that such information shall be made known to the public prior to or in conjunction with such notice being provided to such holder. Each holder of Series B Convertible Preferred Shares shall be entitled, in its sole discretion, to either (i) convert such holder’s Series B Convertible Preferred Shares into Common Shares pursuant to Section 4 and receive the same consideration received by other holders of Common Shares or (ii) deliver notice to the Corporation, at least two (2) Business Days prior to the consummation of the transaction contemplated in the preceding sentence, containing such holder’s wire transfer instructions and requiring the Corporation to redeem such holder’s Series B Convertible Preferred Shares at a redemption price equal to 125% of the Stated Value of such Series B Convertible Preferred Shares. Any payments not made when due pursuant to this Section 7.5 shall bear interest at a rate of eighteen percent (18%) per annum.

7.6 Rights Offerings and Other Purchase Rights.

If at any time the Corporation grants, issues or sells any Options, Converti ble Securities or rights to purchase shares, warrants, securities or other property pro rata to the record holders of any Common Shares (the “Purchase Rights”), to the extent such grant, issuance or sale does not result in an adjustment to the Conversion Price pursuant to Section 7.1 or 7.2, then the holders of Series B Convertible Preferred Shares will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which such holder could have acquired if such holder had held the number of Common Shares acquirable upon complete conversion of the Series B Convertible Preferred Shares (without taking into account any limitations or restrictions on the convertibility of the Series B Convertible Preferred Shares) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Shares are to be determined for the grant, issue or sale of such Purchase Rights.

7.7 Dividends on Common Shares

Notwithstanding Section 7.6 above and subject to the rights of the holders, if any, of the Pari Passu Shares, to the extent dividends paid or distributions made to the holders of Common Shares do not result in an adjustment to the Conversion Price pursuant to Section 7.1, the holders of the Series B Convertible Preferred Shares shall, as holders of Series B Convertible Preferred Shares, be entitled to such dividends paid and distributions made to the holders of Common Shares to the same extent as if such holders of Series B Convertible Preferred Shares had converted the Series B Convertible Preferred Shares into Common Shares (without regard to any limitations on conversion herein or elsewhere) and had held such Common Shares on the record date for such dividends and distributions. Payments under the preceding sentence shall be made concurrently with the dividend or distribution to the holders of Common Shares.

7.8 Notices.

(a) Adjustment Notice. Immediately upon any adjustment of the Conversion Price pursuant to this Section 7, the Corporation will give written notice thereof to each holder of Series B Convertible Preferred Shares, setting forth in reasonable detail, and certifying, the calculation of such adjustment. In the case of a dispute as to the determination of such adjustment, then such dispute shall be resolved in accordance with the procedures set forth in Section 4.3.

(b) Notice of Record Date. The Corporation will give written notice to each holder of Series B

Convertible Preferred Shares at least ten (10) Business Days prior to the date on which the Corporation closes its books or takes a record (I) with respect to any dividend or distribution upon the Common Shares, (II) with respect to any pro rights offering to holders of Common Shares or (III) for determining rights to vote with respect to any Organic Change, dissolution or liquidation, provided that such information shall be made known to the public prior to or in conjunction with such notice being provided to such holder.

(c) Notice of Organic Change. The Corporation will also give written notice to each holder of Series B Convertible Preferred Shares at least ten (10) Business Days prior to the date on which any Organic Change, dissolution or liquidation will take place, provided that such information shall be made known to the public prior to or in conjunction with such notice being provided to such holder.

8.	REDEMPTION AT OPTION OF HOLDERS.

8.1	Optional Redemption Upon Change of Control.

In addition to the rights of the holders of Series B Convertible Preferred Shares under Section 7.5, upon a Change of Control of the Corporation each holder of Series B Convertible Preferred Shares shall have the right, at such holder’s option, to require the Corporation to redeem all or a portion of such holder’s Series B

Convertible Preferred Shares at a price per Series B Convertible Prefer red Share equal to the Stated Value. No sooner than twenty (20) Business Days nor later than ten (10) Business Days prior to the consummation of a Change of Control, but not prior to the public announcement of such Change of Control, the Corporation shall deliver written notice thereof via facsimile and overnight courier (a “Notice of Change of Control”) to each holder of Series B Convertible Preferred Shares. At any time during the period beginning after receipt of a Notice of Change of Control (or, in the event a Notice of Change of Control is not delivered at least ten (10) Business Days prior to a Change of Control, at any time on or after the date which is ten (10) Business Days prior to such Change of Control) and ending on the date of such Change of Control, any holder of the Series B Convertible Preferred Shares then outstanding may require the Corporation to redeem all or a portion of the holder’s Series B Convertible Preferred Shares then outstanding by delivering written notice thereof via facsimile and overnight courier (a “Notice of Redemption Upon Change of Control”) to the Corporation, which Notice of Redemption Upon Change of Control shall indicate the number of Series B Convertible Preferred Shares that such holder is submitting for redemption. Upon the Corporation’s receipt of a Notice(s) of Redemption Upon Change of Control from any holder of Series B Convertible Preferred Shares, the Corporation shall promptly notify each holder of Series B Convertible Preferred Shares by facsimile of the Corporation’s receipt of such Notice(s) of Redemption Upon Change of Control. Simultaneously with the consummation of the Change of Control, or within five (5) Business Days of the Corporation’s receipt of the certificate for the Series B Preferred Shares being redeemed, duly endorsed (whichever is later), the Corporation shall deliver to each holder redeeming Series B Convertible Preferred Shares the Stated Value for each Series B Convertible Preferred Shar e being redeemed. Payments provided for in this Section 8.1 shall have priority to payments to other shareholders in connection with a Change of Control.

8.2 Redemption Option Upon Triggering Event.

In lieu of all other rights of the holders of Series B Convertible Preferred Shares contained herein, after a Triggering Event, each holder of Series B Convertible Preferred Shares shall have the right, at such holder’s option, to require the Corporation to redeem all or a portion of such holder’s Series B Convertible Preferred Shares at a price per Series B Convertible Preferred Share equal to the Stated Value The occurrence of a Triggering Event which permits any holder of Series B Convertible Preferred Shares to require the Corporation to redeem all or any portion of such holder’s Series B Convertible Preferred Shares shall be deemed a Triggering Event for all Series B Convertible Preferred Shares.

8.3 Mechanics of Redemption at Option of Buyer for Triggering Event.

Within one (1) Business Day after the occurrence of a Triggering Event (except with respect to clause (g) of such definition, for which the Corporation shall be required to deliver notice within one (1) Business Day after the Corporation becomes aware of such Triggering Event), the Corporation shall deliver written notice thereof via facsimile and overnight courier (“Notice of Triggering Event”) to each holder of Series B Convertible Preferred Shares. At any time after the earlier of a holder’s receipt of a Notice of Triggering Event and such holder becoming aware of a Triggering Event, any holder of Series B Convertible Preferred Shares then outstanding may require the Corporation to redeem up to all of such holder’s Series B Convertible Preferred Shares by delivering written notice thereof via facsimile and overnight courier (“Notice of Redemption Upon Triggering Event”) to the Corporation, which Notice of Redemption Upon Triggering Event shall indicate the number of Series B Convertible Pr eferred Shares that such holder is electing to have redeemed.

8.4 Payment upon Optional Redemption for Triggering Event.

Upon the Corporation’s receipt of a valid Notice(s) of Redemption Upon Triggering Event from any holder of Series B Convertible Preferred Shares, together with the certificate for the Series B Convertible Preferred Shares being redeemed, duly endorsed, the Corporation shall immediately notify each holder of Series B Convertible Preferred Shares by facsimile of the Corporation’s receipt of such notice(s). The Corporation shall deliver on the third (3rd) Business Day after the Corporation’s receipt of a Notice of Redemption Upon Triggering Event, together with the certificate for the Series B Convertible Preferred Shares being redeemed, duly endorsed, the Stated Value for each such Series B Convertible Preferred Share. If at any particular time the Corporation is unable to redeem all of the Series B Convertible Preferred Shares submitted at such time for redemption, the Corporation shall (i) redeem a pro rata amount from each holder of Series B Convertible Preferred Shares based on the number of Series B Convertible Preferred Shares submitted at such time for redemption by such holder relative to the total number of Series B Convertible Preferred Shares submitted at such time for redemption by all holders of Series B Convertible Preferred Shares and (ii) in addition to any remedy such holder of Series B Convertible Preferred Shares may have under these Articles and the applicable Securities Purchase Agreement, pay to each holder interest at the rate of 18% per annum in respect of each unredeemed Series B Convertible Preferred Share until paid in full. For greater certainty, the Corporation’s inability to redeem all of the Series B Convertible Preferred Shares at a particular time shall in no way affect any previous redemption of any Series B Convertible Preferred Share which was submitted for redemption prior to such time.

8.5 Void Redem ption.

In the event that the Corporation does not pay the Stated Value for each Series B Convertible Preferred Share within fifteen (15) Business Days after the later of the Corporation’s receipt of a Notice of Redemption Upon Triggering Event and delivery to the Corporation or the Transfer Agent of the certificate for the Series B Convertible Preferred Shares being redeemed, duly endorsed, at any time thereafter and until the Corporation pays such unpaid applicable Stated Value for each Series B Convertible Preferred Share in full, a holder of Series B Convertible Preferred Shares shall have the option to, in lieu of redemption, require the Corporation to either (A) promptly return to such holder any or all of the Series B Convertible Preferred Shares that were submitted for redemption by such holder under this Section 3 and for which the applicable Stated Value for each Series B Convertible Preferred Share (together with any interest thereon) has not been paid, or (B) convert into Common Shares (using the calculation described below) any or all of such Series B Convertible Preferred Shares, by sending written notice thereof to the Corporation via facsimile (the “Void Optional Redemption Notice”). Upon the Corporation’s receipt of such Void Optional Redemption Notice, (i) the Notice of Redemption Upon Triggering Event shall be null and void with respect to those Series B Convertible Preferred Shares subject to the Void Optional Redemption Notice and (ii) the Corporation, at the option of the holder of Series B Convertible Preferred Shares, shall either (x) immediately return any Series B Convertible Preferred Shares subject to the Void Optional Redemption Notice with no change to the Conversion Price or (y) within five (5) Business Days deliver to the holder the number of Common Shares to be delivered based on the then applicable Conversion Rate.

8.6 Disputes; Miscellaneous.

A holder’s delivery of a Void Optional Redemption Notice and exercise of its righ ts following such notice shall not affect the Corporation’s obligations to make any payments which have accrued prior to the date of such notice (other than the Company’s obligation to pay the Stated Value of the Series B Preferred Shares subject to the Void Optional Redemption Notice). In the event of a redemption pursuant to this Section 8 of less than all of the Series B Convertible Preferred Shares represented by a particular Preferred Share Certificate, the Corporation shall promptly cause to be issued and delivered to the holder of such Series B Convertible Preferred Shares a Preferred Share Certificate representing the remaining Series B Convertible Preferred Shares which have not been redeemed, if necessary.

9.	LIMITATIONS ON COMMON SHARES ISSUABLE UPON CONVERSION.

9.1	Limitation on Beneficial Ownership

Notwithstanding anything to the contrary contained herein, the Corporation shall not effect and shall have no obligation to effect any conversion of Series B Convertible Preferred Shares, and no holder of Series B Convertible Preferred Shares shall have the right to convert any Series B Convertible Preferred Shares, to the extent (but only to the extent) that, if converted by such holder, such holder, any of such holder’s affiliates or any other party which may be deemed to be acting as a group in concert with such holder or any of such holder’s affiliates for the purposes of Section 13(d) of the Exchange Act (collectively, the “Holders’ Group”) would beneficially own in excess of 4.99% (the “Applicable Percentage”) of the outstanding Common Shares of the Corporation, after giving effect to such conversion. To the extent the above limitation applies, the determination of whether the Series B Convertible Preferred Shares shall be convertible (vis-à-vis other convertible, exercisable or exchangeable securities owned by such holder) and of which Series B Convertible Preferred Shares shall be convertible shall, subject to such Applicable Percentage lim itation, be determined on the basis of first submission to the Corporation for conversion or exercise or exchange, as the case may be. No prior inability to convert Series B Convertible Preferred Shares pursuant to this Section 9.1 shall have any effect on the applicability of the provisions of this Section 9.1 with respect to any subsequent determination of exercisability. For purposes of this Section 9.1, beneficial ownership and all determinations and calculation, including without limitation, with respect to calculations of percentage ownership, shall be determined in accordance with Section 13(d) of the Exchange Act, and Regulation 13D and G thereunder. The provisions of this Section 9.1 shall be implemented in a manner other than in strict conformity with the terms of this Section 9.1 to correct this section (or any portion hereof) which may be defective or inconsistent with the intended Applicable Percentage beneficial ownership limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such Applicable Percentage limitation.

9.2 Certificate of Beneficial Ownership upon Conversion by Holder

A holder wishing to convert all or any portion of such holders’ Series B Convertible Preferred Shares shall certify, in the form contained in the Conversion Notice or in such other form as may be reasonably satisfactory to the Corporation, that the issuance to the holder of the number of Common Shares of the Corporation to be issued upon such conversion will not result in the holder and such Holder’s Group beneficially owning in excess of the Applicable Percentage of the outstanding Common Shares of the Corporation, after giving effect to such issuance. The Corporation shall be entitled to rely on such certification without further inquiry, and such certification shall be deemed to constitute compliance by the Corporation with section 9.1 in respect of the conversion of the Series B Convertible Preferred Shares referred to in such certification.

9.3 Certificate of Beneficial Ownership upon Conversion by Corporation

In the event the Corporation elects to convert the Series B Convertible Preferred Shares pursuant to Section 3.2 or 3.4 and such conversion would cause a holder or such Holder’s Group to beneficially own in excess of the Applicable Percentage of the outstanding Common Shares of the Corporation after giving effect to such conversion (such excess being the “Overage”), such holder shall certify the same in writing to the Corporation (an “Overage Certificate”) within two (2) Business Days of the Corporation’s Conversion Election Notice Date or fifteen (15) Business Days of the Maturity Date Election Notice Date, as the case may be, specifying the number of Common Shares which comprises the Overage. The Corporation shall, prior to the Corporation’s Election Conversion Date or the Maturity Date, as the case may be, notify the Transfer Agent in writing of the Overage and shall instruct the Transfer Agent to exclude the number of Series B Convertible Preferred Shares which, if converted, would result in the Overage, from automatic conversion pursuant to Section 5.2 or 6.4, as the case may be (a holder’s “Excess Series B Convertible Preferred Shares”). The Corporation shall be entitled to rely on an Overage Certificate received by it without further inquiry. Compliance by the Corporation with this Section 9.3 shall be deemed to constitute compliance by the Corporation with Section 9.1.

9.4 Conversion of Overage

In the event that a holder shall have provided an Overage Certificate to the Corporation in response to the Corporation’s Conversion Election Notice or Maturity Date Election Notice, the holder shall provide a notice (the “Reduction Notice”) to the Corporation as soon as the Overage referred to in such Overage Certificate is reduced or further reduced, specifying the number of Series B Convertible Preferred Shares (the “Available Shares”) which may then be converted without resulting in the holder or the Holder’s Group beneficially owning more than the Applicable Percentage of the Common Shares of the Corporation outstanding after giving effect to such conversion. The Corporation shall, as soon as reasonably practicable following receipt of the Reduction Notice, but not later than the date (the “Available Shares Conversion Date”) which is two (2) Business Days following delivery of the Reduction Notice, convert the holder’s Available Shares into Common Shares. Section 5.2 shall apply to such conversion, with the reference to “Corporation’s Election Conversion Date” contained in such section being replaced with “Available Shares Conversion Date” and the references to “Series B Convertible Preferred Shares” being replaced with “Available Shares.”

9.5 Limitation on Number of Conversion Shares.

Notwithstanding anything to the contrary contained herein, but subject to section 9.6, pursuant to the rules and regulations of the Principal Market or the Toronto Stock Exchange, the maximum number of Common Shares that the Corporation may issue upon conversion of all authorized and issued Series B Convertible Preferred Shares is, as of the date of the Articles of Amendment for this Part B, 6,824,518, (the “Exchange Cap”). In the event the Corporation at any time after such date subdivides (by any stock split, stock dividend, recapitalization or otherwise) its outstanding Common Shares into a greater number of shares, or combines (by combination, reverse stock split or otherwise) its outstanding Common Shares into a smaller number of shares, the Exchange Cap will be adjusted to the same extent as if the Common Shares comprising the Exchange Cap were outstanding immediately prior to the occurrence of such event. No purchaser of Series B Convertible Preferred Shares pursuant to the Securities Purchase Agreements (the “Purchasers”) shall be issued, upon conversion of Series B Convertible Preferred Shares, Common Shares in an amount greater than the product of (i) the Exchange Cap amount multiplied by (ii) a fraction, the numerator of which is the number of Series B

Convertible Preferred Shares issued to such Purchaser pursuant to the applicable Securities Purchase Agreement and the denominator of which is the aggregate amount of all the Series B Convertible Preferred Shares issued to the Purchasers pursuant to the Securities Purchase Agreements (the “Cap Allocation Amount”). In the event that any Purchaser shall sell or otherwise transfer any of such Purchaser’s Series B Convertible Preferred Shares, the transferee shall be allocated a pro rata portion of such Purchaser’s Cap Allocation Amount. In the event that any holder of Series B Convertible Preferred Shares shall convert all of such holder’s Series B Convertible Preferred Shares into a number of Common Shares which, in the aggregate, is less than such holder’s Cap Allocation Amount, then the difference between such holder’s Cap Allocation Amount and the number of Common Shares actually issued to such holder shall be allocated to the respective Cap Allocation Amounts of the remaining holders of Series B Convertible Preferred Shares on a pro rata basis in proportion to the number of Series B Convertible Preferred Shares then held by each such holder.

9.6 Lifting of Limitation

The Exchange Cap shall not apply in the event that the Corporation, in its sole discretion, (a) obtains the approval of its shareholders as required by the applicable rules of the Principal Market or Toronto Stock Exchange (or any successor rule or regulation) for issuances of Common Shares in excess of such amount, or (b) obtains a written opinion from outside counsel to the Corporation that such approval is not required, which opinion shall be reasonably satisfactory to each holder of Series B Convertible Preferred Shares then outstanding. Nothing in these Articles, the Securities Purchase Agreements or otherwise shall obligate the Corporation t o seek shareholder approval or obtain outside counsel’s opinion.

9.7 Limitations Applicable to All Holders

The limitations contained in this Section 9 shall apply to all holders of Series B Convertible Preferred Shares.

9.8 No Amendment without Approval of Holders of Common Shares

This Section 9 of these Articles may not be amended or waived without the consent of the holders of a majority of the Common Shares issued and outstanding.

10.	GENERAL

10.1	Reservation of Shares

The Corporation shall, so long as any of the Series B Convertible Preferred Shares are outstanding, take all action necessary to reserve and keep available out of its authorized and unissued Common Shares, solely for the purpose of effecting the conversions of the Series B Convertible Preferred Shares, such number of Common Shares as shall from time to time be sufficient to effect the conversion of all of the Series B Convertible Preferred Shares then outstanding; provided that the number of Common Shares so reserved shall at no time be less than 100% of the number of Common Shares for which the Series B Convertible Preferred Shares are at any time convertible (without regard to any limitations on conversions). The initial number of Common Shares reserved for conversions of the Series B Convertible Preferred Shares and each increase in the number of shares so reserved shall be allocated pro rata among the holders of the Series B Convertible Preferred Shares based on the number of Series B Convertible Preferred Shares held by each holder at the time of issuance of the Series B Convertible Preferred Shares or increase in the number of reserved shares, as the case may be. In the event a holder shall sell or otherwise transfer any of such holder’s Series B Convertible Preferred Shares, each transferee shall be allocated a pro rata portion of the number of reserved Common Shares reserved for such transferor. Any Common Shares reserved and allocated to any Person which ceases to hol d any Series B Convertible Preferred Shares shall be allocated to the remaining holders of Series B Convertible Preferred Shares, pro rata based on the number of Series B Convertible Preferred Shares then held by such holders.

10.2 Liquidation, Dissolution, Winding-Up.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of the Series B Convertible Preferred Shares shall be entitled to receive in cash out of the assets of the Corporation, whether from capital or from earnings available for distribution to its shareholders (the “Liquidation Funds”), before any amount shall be paid to the holders of any of the capital shares of the Corporation of any class junior in rank to the Series B Convertible Preferred Shares in respect of the preferences as to distributions and payments on the liquidation, dissolution and winding up of the Corporation, an amount per Series B Convertible Preferred Share equal to the Stated Value; provided that, if the Liquidation Funds are insufficient to pay the full amount due to the holders of Series B Convertible Preferred Shares and holders of shares of other classes or series of preferred shares of the Corporation that are of equal rank with the Series B Convertible Preferred Shares as to payments of Liquidation Funds (the “Pari Passu Shares”), then each holder of Series B Convertible Preferred Shares and Pari Passu Shares shall receive such portion of the Liquidation Funds as equals (i) the full amount of Liquidation Funds payable to such holder as a liquidation preference, in accordance with their respective Series B Convertible Preferred Shares, multiplied by (ii) the total amount of Liquidation Funds the Corporation has available to pay all holders of Series B Convertible Preferred Shares and Pari Passu Shares divided by (iii) the total amount payable to all such holders of Series B Convertible Preferred Shares and Pari Passu Shares as a liquidation preference. The p urchase or redemption by the Corporation of shares of any class, in any manner permitted by law, shall not, for the purposes hereof, be regarded as a liquidation, dissolution or winding up of the Corporation. Neither the consolidation, merger or amalgamation of the Corporation with or into any other Person, nor the sale or transfer by the Corporation of less than substantially all of its assets, shall, for the purposes hereof, be deemed to be a liquidation, dissolution or winding up of the Corporation.

10.3 Preferred Rank.

Without the express prior written consent of a holder of Series B Convertible Preferred Shares then outstanding, the Corporation shall not authorize or issue additional or other capital shares that is of senior rank to such holder’s Series B Convertible Preferred Shares in respect of the preferences as to distributions and payments upon the liquidation, dissolution and winding up of the Corporation. The Corporation shall be permitted to issue preferred shares that are pari passu with or junior in rank to the Series B Convertible Preferred Shares in respect of the preferences as to distributions and payments upon the liquidation, dissolution and winding up of the Corporation, provided that the maturity date (or any other date requiring redemption or repayment of such preferred shares) of any such preferred shares is not on or before the Maturity Date. Without the prior express written consent of each holder of Series B Convertible Preferred Shares then outstanding, the Corporation shall not hereafter authorize or make any amendment to the Corporation’s Articles of Continuance or By-Laws, or file any resolution of the Board of Directors of the Corporation with the Director, Canada Business Corporations Act, or enter into any agreement containing any provisions, which would adversely affect or otherwise impair the rights or relative priority of the holders of the Series B

Convertible Preferred Shares relative to the holders of the Common Sha res or the holders of any other class of capital shares. In the event of the merger, amalgamation or consolidation of the Corporation with or into another person, the Series B Convertible Preferred Shares shall maintain their relative powers, designations and preferences provided for herein (except that the Series B Convertible Preferred Shares may be pari passu with, but not junior to, any capital shares of the successor entity) and no merger or amalgamation shall result inconsistent therewith.

10.4 Vote to Change the Terms of or Issue Series B Convertible Preferred Shares.

The affirmative vote at a meeting duly called for such purpose or the written consent without a meeting of all of the holders of the Series B Convertible Preferred Shares then outstanding shall be required for any change to this Part B of the Articles or to the Corporation’s By-Laws which would amend, alter, change or repeal any of the powers, designations, preferences and rights of the Series B Convertible Preferred Shares. The Corporation shall not issue any Series B Convertible Preferred Shares other than pursuant to the Securities Purchase Agreements.

10.5 Lost or Stolen Certificates.

Upon receipt by the Corporation of evidence reasonably satisfactory to the Corporation of the loss, theft, destruction or mutilation of any Preferred Share Certificates representing the Series B Convertible Preferred Shares, and, in the case of loss, theft or destruction, of an indemnification undertaking by the holder to the Corporation in customary form and, in the case of mutilation, upon surrender and cancellation of the Preferred Share Certificate(s), the Corporation shall execute and deliver new Preferred Share Certificate(s) of like tenor and date; provided, however, the Corporation shall not be obligated to re-issue Preferred Share Certificates if the holder contemporaneously requests the Corporation to convert such Series B Convertible Preferred Shares into Common Shares.

10.6 Remedie s, Characterizations, Other Obligations, Breaches and Injunctive Relief.

The remedies provided in this Part B shall be cumulative and in addition to all other remedies available under this Part B, at law or in equity (including a decree of specific performance and/or other injunctive relief), unless specifically stated otherwise. No remedy contained herein shall be deemed a waiver of compliance with the provisions giving rise to such remedy. Nothing herein shall limit a holder’s right to pursue actual damages for any failure by the Corporation to comply with the terms of this Part B. The Corporation covenants to each holder of Series B Convertible Preferred Shares that there shall be no characterization concerning this instrument other than as expressly provided herein. Amounts set forth or provided for herein with respect to payments, conversion and the like (and the computation thereof) shall be the amounts to be received by the holder thereof and shall not, except as expressly provided herein, be subject to any other obligation of the Corporation (or the performance thereof). The Corporation acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the holders of the Series B Convertible Preferred Shares and that the remedy at law for any such breach may be inadequate. The Corporation therefore agrees that, in the event of any such breach or threatened breach, the holders of the Series B Convertible Preferred Shares shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

10.7 Failure or Indulgence Not Waiver.

No failure or delay on the part of a holder of Series B Convertible Preferred Shares in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege pre clude other or further exercise thereof or of any other right, power or privilege.

10.8 Notice.

Whenever notice is required to be given under this Part B, unless otherwise provided herein, such notice shall be given in accordance with the Securities Purchase Agreements. For purposes of these Articles, (i) the Corporation shall be deemed to have delivered Common Shares to a holder upon the earlier to occur of (A) actual physical delivery of a certificate representing such Common Shares to the address specified by such holder or (B) credit of such aggregate number of Common Shares to the DTC balance account designated by the holder converting such Series B Convertible Preferred Shares and (ii) the Corporation shall be deemed to have delivered Preferred Share Certificates to a holder upon actual physical delivery of a certificate representing such Series B Convertible Preferred Shares to the address specified by such holder.

10.9 Preferred Share Register.

The Corporation shall cause the Transfer Agent to maintain at its principal executive offices (or such other office or agency of the Transfer Agent as it may designate by notice to the holders of the Series B Convertible Preferred Shares), a register for the Series B Convertible Preferred Shares, in which the Corporation shall record the name and address of the persons in whose name the Series B Convertible Preferred Shares have been issued, as well as the name and address of each transferee. The Corporation may treat the person in whose name any Series B Convertible Preferred Share is registered on the register as the owner and holder thereof for all purposes, notwithstanding any notice to the contrary, but in all events recognizing any properly made transfers.

10.10 Delivery of Preferred Share Certificates.

If requested by the Corporation, following redemption or conversion of all of a holder’s Series B Convertible Preferred Shares, as soon as practicable, the holder shall deliver to the Corporat ion the original Preferred Share Certificates, duly endorsed, representing the Series B Convertible Preferred Shares being converted or redeemed, or otherwise comply with the procedures set forth in Section 10.5.

10.11 Payments to Holders.

Any amounts payable by the Corporation to any holder of Series B Convertible Preferred Shares shall be payable in United States Dollars.

10.12 Withholding Taxes

Any and all amounts paid or credited by the Corporation to the holders on or in respect of the Series B Convertible Preferred Shares or the Common Shares acquired by the holders on conversion of the Series B Convertible Preferred Shares (“Distributions”), shall be made free and clear of and without deduction for any income or withholding tax payable by the holders under the Income Tax Act (Canada) (the “Tax Act”) in respect of such Distributions (the “Indemnified Taxes”); provided that if the Corporation shall be required to deduct or withhold any Indemnified Taxes from such Distributions, then (i) the Corporation shall pay to the holders such additional amounts as are necessary so that after making all required deductions (including deductions applicable to additional sums payable under this section) the holders receive an amount equal to the sum they would have received had no such deductions been made; (ii) the Corporation shall make such deductions or withholdings; and (iii) the Corporation shall pay the full amount deducted or withheld to the applicable taxation authority in accordance with applicable law.

The Corporation shall indemnify the holders, within ten (10) days after receipt of written demand by the holders, for the full amount of (i) any Indemnified Taxes paid by the holders in respect of any Distributions; (ii) any income or withholding taxes imposed or asserted on or attributable to amounts payable under this section pursuant to the Tax Act (the “Other Taxes”); and (iii) any penalties, interest and reasonable expenses arising from or with res pect to any Indemnified Taxes or Other Taxes.

As soon as practicable after any payment of Indemnified Taxes or Other Taxes by the Corporation to a taxation authority, the Corporation shall deliver to the holders the original or a certified copy of a receipt issued by the taxation authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the holders.

10.13 No Violation of Applicable Securities Laws

Notwithstanding any provision to the contrary contained in this Part B, no Common Shares will be issued pursuant to the conversion of any Series B Convertible Preferred Share if the issuance of such Common Shares would constitute a violation of the securities laws of any applicable jurisdiction, and, without limiting the generality of the foregoing, the certificates representing Common Shares issued upon conversion of the Series B Convertible Preferred Shares and any Preferred Share Certificate will bear such legends as may, in the opinion of counsel to the Corporation, be necessary in order to avoid a violation of any securities laws of any province of Canada or of the United States or to comply with the requirements of any stock exchange on which the common shares are listed.

10.14 Severability of Provisions.

Whenever possible, each provision of these Articles of Amendment shall be interpreted in a manner as to be effective and valid under applicable law, but if any provision hereof is held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating or otherwise adversely affecting the remaining provisions hereof. If a court of competent jurisdiction should determine that a provision hereof would be valid or enforceable if a period of time were extended or shortened or a particular percentage were increased or decreased, then such court may make such change as shall be necessary to render the provision in question effective and valid under applicable law.

EXHIBIT B1

FORBES MEDI-TECH INC. CONVERSION NOTICE

Reference is made to the Articles of Continuance of Forbes Medi-Tech Inc., as amended, and specifically, to Part B thereof entitled “Part B – Designation of Series B Convertible Preferred Shares” (the “Articles”). In accordance with and pursuant to the Articles, the undersigned hereby elects to convert the number of shares of Series B Convertible Preferred Shares (the “Series B Convertible Preferred Shares”), of Forbes Medi-Tech Inc., a corporation existing under the laws of the Canada Business Corporations Act (the “Corporation”), indicated below into Common Shares of the Corporation, as of the date specified below.

Date of Conversion:

Number of Series B Convertible Preferred Shares to be converted:

Share certificate no(s). of Series B Convertible Preferred Shares to be converted, enclosed herewith and duly endorsed:

Tax ID Number (If applicable): Please confirm the following information:
Conversion Price:
Number of Common Shares to be issued:

The undersigned hereby certifies that he, she, or it as the case may be, is the registered holder of the Series B Convertible Preferred Shares being converted as referred to herein, and further hereby certifies that, for purposes of section 9.1 of the Articles, the issuance to the holder of the number of Common Shares of the Corporation to be issued upon such conversion will not result in such holder, any of such holder’s affiliates or any other party which may be deemed to be acting as a group in concert with such holder or any of such holder’s affiliates for the purposes of Section 13(d) of the U.S. Securities Exchange Act of 1934, as amended, beneficially owning in excess of 4.99% (the “Applicable Percentage”) of the outstanding Common Shares of the Corporation, after giving effect to such issuance.

______
By checking here, the unders igned hereby represents that it has either sold the Common Shares to be issued hereunder or intends to sell such Common Shares within 20 Business Days of receipt of such Common Shares in compliance with the Plan of Distribution set forth in the Registration Statement of the Corporation (the “Registration Statement”) filed under the U.S. Securities Act of 1933 as amended (the “Securities Act’) in respect of such Common Shares, and in compliance with the prospectus delivery requirements of the Securities Act, as applicable to the undersigned, in connection with the sale of such Common Shares.

_____
THIS PARAGRAPH DOES NOT APPLY AFTER FEBRUARY 27, 2006. If this Conversion Notice is being given before the day that is four months and one day following the issuance of the Series B

Convertible Preferred Shares to which this Conversion Notice relates and the Registration Statement is effective as of the date of this Conversion Notice, then by checking this paragraph, the undersigned confirms to the Corporation that it has sold, or undertakes to the Corporation that within the next 20 Business Days it will sell, the Common Shares to be issued hereunder on the NASDAQ National Market in an open market transaction, not to a previously arranged buyer, and in compliance with the Registration Statement.

Please issue the Common Shares into which the Series B Convertible Preferred Shares are being converted in the name and address of the registered holder of the Series B Convertible Preferred Shares as follows:

Registered Holder:
Address:
Telephone Number:
Facsimile Number: Authorization:
By: Title: Dated:
Account Number (if electronic book entry transfer):

Transaction Code Number (if electronic book entry transfer):

Date	Name - Nom	Signature	Capacity of - en qualité
2005-10-26	DAVID GOOLD		AUTHORIZED OFFICER

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